T.	Rowe Price Tax-Efficient Funds, Inc.

T.	Rowe Price Tax-Efficient Equity Fund

The funds’ reserve position disclosure has been revised to state that the funds’ reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.